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                                                      amersham pharmacia biotech
       Amersham Pharmacia Biotech Export Ges.m.b.H, A-1152 Vienna, Austria,
                          Wurzbachgasse 18, P.O.Box 50

Danyel Biotech
P.O.B. 2417
Rehovot 76124
ISRAEL
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                                                     27.07.01

Attention: Mr. Luly Gurevich

Dear Mr. Gurevich,

As of the 1st of January 2002, Amersham Pharmacia Biotech AB intends to transfer the distribution of its products in Israel to Van Duijne Industrievertretungen & Co. KG or its affiliates. This company is wholly owned by our present Managing Director, Mr. Hermanus van Duijne, who is running our business successfully since many years.

As regards to Israel, he will have a need to continue our current relationship with you, but in his own name and account. Therefore, both Amersham Pharmacia Biotech and Van Duijne Industrievertretungen or its affiliates desires to assign your current agreement to Van Duijne Industrievertretungen or its affiliates effective as of the 1st of January 2002.

All rights and obligations having accrued up to that date should be discharged under the current agreement with ourselves.

Please confirm your acceptance of this assignment by signing the enclosed copy of this letter and return it back to myself.

Sincerely yours,

Amersham Pharmacia Biotech Export GmbH        Amersham Pharmacia Biotech UK Ltd.

/s/ Hermanus van Duyne                        /s/ James Brown
Hermanus van Duyne                            Dr. James Brown
Managing Director                             President International

ACKNOWLEDGED BY:______________________

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[LOGO] danyel biotech ltd
          ----------------------------------------
               amersham pharmacia biotech

        To:   Mr. Hermanus Van Duyne
              HVD, Vienna
              #43 - 1 - 985 8327
        c.c:  Luly Gurevich

        From: Daniel Kropf
              Danyel Biotech, Israel
              #972 - 3 - 922 9016

        2nd August 2001

              Dear Hermanus,

              Further to our telephone conversation earlier today concerning the assignment by Amersham Pharmacia to an HVD company with effect from 1st January 2002 of its distribution agreement with Danyel Biotech, you kindly undertook to confirm to me the following:-

        1.    The assignment will be to a company owned 100% by yourself.

        2. That company, with its affiliates, will observe and perform all of Amersham Pharmacia's obligations under the distribution agreement to Danyel Biotech.

        3. Subject to Danyel Biotech's due performance of its own obligations, HVD will not terminate the distribution agreement for so long as its own agreement with Amersham Pharmacia continues.

              It would be helpful if you could sign this fax below and return it to me. I will then ensure that, as you request, Amersham Pharmacia's document of 27th July concerning the assignment is immediately signed and returned to you.

              Kindest regards,

              /s/ Daniel Kropf
              Daniel Kropf
              Chairman


        AGREED & ACCEPTED:-

              /s/ Hermanus Van Duyne
              Hermanus Van Duyne
              2nd August 2001

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